210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Randomized Phase II Ovarian Cancer Study to be Conducted by the Gynecologic Oncology Group and Sponsored by the National Cancer Institute

CALGARY, AB, --- September 2, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that the Gynecologic Oncology Group (GOG) intends to conduct a randomized Phase II trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN® in patients with persistent or recurrent, ovarian, fallopian tube or primary peritoneal cancer (GOG186H). The study has been approved and will be sponsored by the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (NCI), which is part of the National Institutes of Health, under its Clinical Trials Agreement with Oncolytics. Oncolytics will provide clinical supplies of REOLYSIN for this study. The Study Chair will be Dr. David E. Cohn of The Ohio State University Comprehensive Cancer Center – Arthur G. James Cancer Hospital and Richard J. Solove Research Institute.

“Ovarian cancer is typically diagnosed at the later stages, because earlier stage disease usually has no obvious symptoms,” said Dr. David E. Cohn. “On this basis, surgical interventions used in earlier stages are often supplemented by chemotherapy; however, there are limited treatment options for patients with recurrent disease.”

The study is a randomized Phase II trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN in patients with persistent or recurrent ovarian, fallopian tube, or primary peritoneal cancer. Patients will be randomized to receive either paclitaxel alone or paclitaxel plus REOLYSIN. Patients in both arms will receive treatment with paclitaxel, with the second arm also receiving intravenous REOLYSIN. Patients will receive standard doses of paclitaxel on days one, eight, and 15 every 28 days. In the second arm, patients will also receive, on days one through five of each 28-day cycle, intravenous REOLYSIN at a dose of 3x1010 TCID50.

The primary objectives of the trial are to estimate the progression-free survival hazard ratio of the combination of weekly paclitaxel with REOLYSIN to weekly paclitaxel alone in patients with persistent or recurrent ovarian, fallopian tube, or primary peritoneal cancer and to determine the frequency and severity of adverse events associated with treatment with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN as assessed by Common Terminology Criteria for Adverse Events (CTCAE). The secondary objectives are to estimate the progression-free survival and overall survival of patients treated with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN; to estimate (and compare) the proportion of patients who respond to the regimen on each arm of the study (according to RECIST 1.1 with measurable patients and by CA-125 for those patients with detectable disease only); and to characterize and compare progression-free survival and overall survival in patients with measurable disease (RECIST 1.1 criteria) and patients with detectable (nonmeasurable) disease. The study is expected to enroll up to 150 patients.

“Oncolytics is pleased to be collaborating with the NCI and GOG as they push forward innovative research initiatives utilizing REOLYSIN,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Relationships with these groups allow us to broaden our clinical program to include additional indications and, in this case, conduct our first randomized Phase II study.”

Information on the study will be available at www.clinicaltrials.gov.

About Ovarian Cancer
The American Cancer Society estimates that 21,880 American women will be diagnosed with ovarian cancer and an estimated 13,850 will die from the disease in 2010. Ovarian cancer accounts for about 3% of all cancers among women and ranks second among gynecologic cancers. The prognosis for patients diagnosed with ovarian cancer at the localized stage is good with a five-year survival rate of 94%; however, fewer than 15% of cases are diagnosed at this stage. The relative 10-year survival rate for all stages combined is approximately 38%.

About the Gynecologic Oncology Group
The Gynecologic Oncology Group (GOG) is a non-profit (national) organization with the purpose of promoting excellence in the quality and integrity of clinical and basic scientific research in the field of gynecologic malignancies. The Group (gynecologic oncologists, medical oncologists, pathologists, radiation oncologists, nurses, statisticians, basic scientists, quality of life experts, data managers and administrative personnel) is committed to maintaining the highest standards in clinical trials development, execution, analysis and distribution of results. The GOG is one of the National Cancer Institute's (NCI) funded cooperative cancer research groups. GOG is the only group which focuses its research on women with pelvic malignancies, such as cancer of the ovary, uterus, and cervix.

About the NCI
The U.S. National Cancer Institute (NCI) is part of the National Institutes of Health and the U.S. Department of Health and Human Services. NCI's main responsibilities include coordinating the National Cancer Program; conducting and supporting cancer-related research; training physicians and scientists; and disseminating state-of-the-art information about cancer detection, diagnosis, treatment, prevention, control, palliative care, and survivorship.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the Phase II randomized ovarian, fallopian tube or primary peritoneal cancer trial sponsored by the NCI, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com